Exhibit 99.2
SIFY LIMITED
Regd. Office: 2nd Floor, Tidel Park, 4, Canal Bank Road,
Taramani, Chennai 600 113, India.
Explanatory Statement pursuant to Section 173(2) of the Indian Companies Act, 1956.
In accordance with Section 173(2) of the Indian Companies Act, 1956, the following information is given in respect of the proposed resolutions set out in the Notice to the shareholders of the Tenth Annual General Meeting of the Company to be held on September 18, 2006.
Item No. 5 & 6
Mr Raju Vegesna and Mr P S Raju were appointed as Additional Directors of the Company with effect from November 10, 2005 and February 28, 2006 respectively and shall hold office up to the date of the ensuing Annual General Meeting. Notices have been received from a member under Section 257 of the Indian Companies Act, 1956, along with the deposit amount of Rs.500/- each, proposing the candidature of Mr Raju Vegesna and Mr P S Raju, under the relevant provisions of the Indian Companies Act, 1956.
Your Directors recommend the resolutions for the approval of the shareholders.
Memorandum of interest
Mr Raju Vegesna and Mr P S Raju are interested in these items as they relate to their appointment. No other Director is interested or concerned in the resolutions.
Item No.7 & 8
The company has been carrying on various business activities as provided in the Object clause of the Memorandum of Association of the company. During the course of reviewing the Memorandum of Association of the Company, it has been observed the need to amplify the object clause relating to e-commerce business in order to provide more clarity to the existing activities as well as widening the scope for the new activities envisaged. Hence, it is proposed to amend the Main Objects of the Memorandum of Association of the company by insertion of a new Clause 6, relating to e-commerce business.
In terms of Section 17 of the Indian Companies Act, 1956, amendment to the Object Clause of the Memorandum of Association is subject to the approval of the shareholders at a General Meeting and its subsequent registration by the Registrar of Companies.
Further, in terms of Section 149(2A) of the Indian Companies Act, 1956, the company cannot commence the new activities unless it is approved by the shareholders by a Special Resolution at a General Meeting.
Accordingly, the above Special resolutions as set out in Item No.7 & 8 are submitted to the shareholders for their approval.
Memorandum of interest
None of the Directors are in any way concerned or interested in the above resolutions.
Inspection of Documents
A copy of the Memorandum and Articles of Association of the Company together with the proposed amendment is open for inspection at the Registered Office of the Company till the date of the meeting between 10.00 A.M. and 4.30 P.M.
Item No.9
At the Board Meeting held on July 18, 2006, Mr R Ramaraj resigned from the office of the Managing Director and Chief Executive Officer of the company. At the same meeting, the Board of Directors appointed Mr Raju Vegesna, Chairman, as the Managing Director and Chief Executive Officer of the company for a period of three years with effect from that date.
As Mr Raju Vegesna has graciously consented to serve the company without any remuneration, the Remuneration Committee, after considering the views expressed by him, has approved his appointment as the Managing Director and Chief Executive Officer of the company for a period of three years effective July 18, 2006, without any remuneration.

Sify Limited
The abstract of the terms of appointment of Mr Raju Vegesna pursuant to Section 302 of the Indian Companies Act, 1956, was mailed to all the shareholders by Notice dated 18.8.2006.
The above appointment is subject to the approval of the shareholders at the ensuing Annual General Meeting. Further, as Mr Raju Vegesna, is a Non-Resident Indian, his appointment as the Managing Director of the company is also subject to the approval of the Central Government under Part I of the Schedule XIII of the Indian Companies Act, 1956.
In addition, the Company now seeks the approval of the ADS holders in U.S.A., for the appointment of the Chief Executive & Managing Director.
Hence, the Board recommends the resolutions contained in Item No.9 for your approval.
Memorandum of interest
Mr Raju Vegesna is interested in the item as it relates to his appointment. No other Director is interested or concerned in the resolutions.

By Order of the Board

For Sify Limited
Chennai	V Ramasubramanian
August 18, 2006	Company Secretary